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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47717

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/07_____ AND ENDING _____12/31/07_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seligman Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York   New York   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katherine Shetler   (212) 850-1672
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

300 Madison Avenue   New York   NY   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY	111

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Katherine Shetler_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Seligman Services, Inc._____ , as

of _December 31_____, 2007_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

JANICE CARTER
Notary Public, State of New York
No. 31-4944648
Qualified in New York County
Certificate Filed in Kings County
Commission Expires November 28, 20_10_

_____ Signature

_____
_Treasurer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X   (a)   Facing Page.
X   (b)   Statement of Financial Condition.
X   (c)   Statement of Income (Loss).
X   (d)   Statement of Changes in Financial Condition.
X   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X   (g)   Computation of Net Capital.
☐   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐   (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐   (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
         Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
         consolidation.
X   (l)   An Oath or Affirmation.
☐   (m) A copy of the SIPC Supplemental Report.
☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X   (o)   Supplemental Accountants' Report as per 17a-5.
X   (p)   Statement of Exemption from Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seligman Services, Inc.

(A wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)
Statement of Financial Condition
December 31, 2007

SEC. I.D: No. 8-47717
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Seligman Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Seligman Services, Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2008

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

(Dollars in thousands)

ASSETS

Cash and cash equivalents	$	850
Service fees receivable		290
Computer equipment (net of accumulated depreciation of $0)		1
Other assets		40
TOTAL ASSETS	$	1,181

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	40
Deferred tax liability		19
Payable to affiliates		27
Total Liabilities		86
Stockholder's equity		1,095
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,181

The accompanying notes are an integral part of the Statement of Financial Condition.

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Note 1 - Organization and Summary of Significant Accounting Policies:

Seligman Services, Inc. (the "Company") is a wholly-owned subsidiary of J. & W. Seligman & Co. Incorporated ("Seligman").

The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, Inc. The Company is also registered as a broker-dealer in all of the states, territories and possessions of the United States.

The Company's business is to respond to inquiries from shareholders with respect to the investment companies managed by Seligman ("Investment Companies") and, in connection therewith, to provide shareholder liaison services to such shareholders.

The Company's cash and cash equivalents consist of shares of Seligman Cash Management Fund, Inc. (the "Cash Management Fund").

Computer equipment is depreciated using an accelerated method over a period of five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition approximates their carrying value, as such financial instruments are short term in nature.

As more fully disclosed in footnote 2, the Company has various agreements with affiliated entities relating to reimbursements for administrative and compliance costs. The accompanying financial statements may not be indicative of the financial condition for the results of operations if the Company had been operated as an unaffiliated entity.

SELIGMAN SERVICES, INC.
(a wholly-owned subsidiary of
J. & W. Seligman & Co. Incorporated)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Note 2 - Related Party Transactions:

The Company has a Sales Agreement and a related Administration, Shareholder Services and Distribution Agreement with an affiliate, Seligman Advisors, Inc. ("SAI"), the exclusive distributor for the Investment Companies. Pursuant to this Sales Agreement, SAI pays the Company, with funds obtained from the Investment Companies, service fees for providing personal service and/or maintenance of shareholder accounts.

Because SAI provides administrative and compliance support to the Company, the Company reimburses SAI for the administrative and compliance costs allocable to the Company monthly based on an expense sharing arrangement.

Cash equivalents consist of 850,486 shares of the Cash Management Fund having a net asset value of $1.00 per share.

Payable to affiliates represents expenses paid by Seligman on the Companies behalf and administrative and compliance costs due to SAI.

Certain directors and/or officers of the Company are also directors and/or officers of Seligman, SAI and the Investment Companies.

Note 3 - Employee Benefit Plans:

All employees of the Company are included in Seligman's defined contribution plan (the "Plan"). Under one feature of the Plan, Seligman, at its option, may contribute up to 15 percent of employees' base compensation, which is fully vested to the employees. Under a second feature of the Plan, Seligman matches contributions made by participating employees up to 3 percent of their salaries. Eligible participants become vested in Seligman's contributions 34 percent after one year, 67 percent after two years and 100 percent after three years. Participants invest all contributions not taken in cash in funds, which invest solely in the Investment Companies.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Note 4 – Income Taxes:

Seligman has elected to treat the Company as a qualified subchapter S subsidiary. In 2007, the Internal Revenue Service granted Seligman permission to change its method of accounting for taxes from the accrual method to the overall cash receipts and disbursements method. The Company is included in the federal and state S Corporation income tax returns and the combined local income tax return of Seligman. No federal tax provision is required as the taxes are borne by Seligman's stockholders. The Company computes its income tax provision for state and local taxes on a separate company basis in accordance with a tax sharing arrangement with Seligman. At December 31, 2007, the Company recorded an income tax payable of $1,050 due to Seligman in the accompanying Statement of Financial Condition.

Deferred income taxes have been provided in recognition of temporary differences between income for financial reporting purposes and income tax purposes, principally relating to receivables that are recognized as income for financial reporting purposes, but not for income tax purposes and payables and accrued expenses recorded in the financial statements that are not deductible for tax purposes until future years.

Note 5 – Commitment and Contingencies:

The Company is subject to legal actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation matters should not have any material adverse effect on the Company's financial position.

Note 6 - Net Capital Requirement:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $747,291 which exceeded the minimum required net capital of $5,746 by $741,545, and the ratio of aggregate indebtedness to net capital was approximately .12 to 1.

